Exhibit 2.8

FORM 51-102F3

MATERIAL CHANGE REPORT

1.	Name and Address of Company

Synodon Inc.

6916 Roper Road

Edmonton, AB T6B 3H9

2.	Date of Material Change

April 6, 2015

3.	News Release

A news release announcing the material change was disseminated through Marketwired on April 6, 2015.

4.	Summary of Material Change

Synodon Inc. (“Synodon”) announced the closing of the previously announced $3 million bridge loan facility (the “Bridge Loan”) with Cranberry Capital Inc. (“Cranberry Capital”), a private investment company controlled by Mr. Paul van Eeden.

5.	Full Description of Material Change

Synodon announced the closing of the previously announced Bridge Loan with Cranberry Capital. The Bridge Loan has been put in place to ensure the continuing operations of Synodon and allow it to proceed with the construction of two additional realSens™ instruments until such time as more permanent capital can be put in place. The Bridge Loan bears interest at 12% per annum and Cranberry Capital was paid a setup fee of $100,000 in conjunction with the loan. Interest will be payable monthly in cash in arrears. The Bridge Loan has a maturity date of March 31, 2016. The Bridge Loan includes certain customary events of default, including a change of control of Synodon. It is also an event of default if Mr. van Eeden ceases to own at least 20% of Synodon or if he involuntarily ceases to be Executive Chairman. The Bridge Loan is secured by the assets of Synodon. The Bridge Loan is expected to be serviced with cash flow from operations until such time as Synodon can raise sufficient capital from issuing equity to pay down the Bridge Loan. The net proceeds of any such equity financing are required to be used to repay the Bridge Loan prior to any other use thereof.

On the basis that Paul van Eeden is an “insider” and a “control person” of Synodon since he is a director of Synodon and he is also the President and Chief Executive Officer of (and exercises control and direction over) 2260761 Ontario Inc., a private investment company, which beneficially owns 18,466,262 common shares of Synodon, representing 21.9% of the issued and outstanding shares of Synodon, the Bridge Loan is considered a “related party transaction” within the meaning of Multilateral Instrument 61-101 - Protection of Minority Security Holders in Special Transactions (“MI 61-101”) and the policies of the TSX Venture Exchange. Related party transactions are generally subject to the formal valuation and minority approval requirements set out in MI 61-101, unless exemptions are available. The distribution of an information circular to shareholders, the preparation and distribution of a formal valuation and the seeking of shareholder approval for, and in connection with, the Bridge Loan are not required in the circumstances under MI 61-101, because: (i) for the purposes of Section 5.5(b) of MI 61-101, the securities of Synodon are only listed on the TSX Venture Exchange (and not on any specified markets), and on that basis the Bridge Loan falls within an exemption from a formal valuation requirement of Section 5.4 of MI 61-101; and (ii) for the purposes of Section 5.7(1)(f) of MI 61-101, the Bridge Loan is on reasonable commercial terms that are not less advantageous to Synodon than if such loan was obtained from a person dealing at arm’s length with Synodon, and the Bridge Loan is not convertible into securities of Synodon or repayable as to principal or interest in securities of Synodon, and on that basis the Bridge Loan falls within an exemption to the minority shareholder approval requirement of Section 5.6 of MI 61-101. A special committee of the Board of Directors of Synodon, which excluded Mr. Van Eeden, considered the Bridge Loan and determined that the terms of the Bridge Loan were on reasonable commercial terms that are not less advantageous to Synodon than if such loan was obtained from a person dealing at arm’s length with Synodon and that it is in the best interests of Synodon to gain access to the funds pursuant to the Bridge Loan. Synodon has likewise determined that it is reasonable for the Bridge Loan to close in fewer than 21 days from the announcement of such loan as there is no need to obtain shareholder approval for same and therefore no need for significant advance notice prior to closing on the Bridge Loan and getting access to the funds. As a member of the Board of Directors of Synodon, Mr. Van Eeden declared a conflict of interest in respect of the Board of Directors meeting approving the Bridge Loan.

6.	Reliance on subsection 7.1(2) of National Instrument 51-102

This Report is not being filed on a confidential basis in reliance on subsection 7.1(2) of National Instrument 51-102.

7.	Omitted Information

No information has been omitted on the basis that it is confidential information.

8.	Executive Officer

Adrian Banica, President of Synodon Inc. is knowledgeable about the material change and the Report and may be reached at 780-468-9568.

9.	Date of Report

April 14, 2015